Exhibit 99.1

News Release

October 15, 2019

Turquoise Hill announces third quarter 2019 production results and provides underground development update

Turquoise Hill today announced third quarter 2019 production for Oyu Tolgoi and provided an update on underground development.

Highlights:

Q3’s solid operational performance was impacted by a plant shutdown brought forward from October to September, combined with higher than planned feed from the harder Phase 4b ore.

•	Copper production of 28,446 tonnes, a decrease of 27.8% vs Q3 2018

•	Gold production of 25,607 ounces, a decrease of 66.8% vs Q3 2018

•	Mill throughput increased 4% year over year and decreased 3.4% sequentially

•	On track to achieve 2019 copper and gold production guidance

As anticipated, the transition from mining Phase 4A to lower grade Phase 4B and stockpiles resulted in:

o	Lower copper head grade of .37 vs .46 Q2 2019

o	Lower gold head grade of .14 vs .31 Q2 2019

o	Concentrate production decreased 27.2% vs Q2 2019

o	Copper production decreased 27.4% vs Q2 2019

o	Gold production decreased 64.3% vs Q2 2019

Turquoise Hill Resources Ltd.	3680, 1 Place Ville-Marie, Montreal , Quebec Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

Total copper and gold production year-to-date is 113,400 tonnes and 217,500 ounces respectively, and we remain on track to achieve our forecast target of 125,000 – 155,000 tonnes of copper and up to 230,000 ounces of gold. As we guided in both our Q1 and Q2 2019 production updates, the average copper and gold grades have continued to decline in accordance with our mine plan. The Phase 4A higher grade ore has been depleted and as planned the primary ore source changed to Phase 4B and lower grade stockpiles. In addition to mining lower grade ore, the processed ore tonnage was lower than the previous quarter due to lower mill availability resulting from a shift of planned maintenance from October to September.

Underground Development

Shaft 2 continues to hold to the October 2019 commissioning schedule. Rope up is complete for both the service cage and the production hoists. The service cage has completed load tests and automatic test runs while the load testing of the production buckets is on track for mid-October. Other key infrastructure components completed during Q3 include the central heating plant, the shaft 2 jaw crusher system and the shaft 2 surface discharge conveyor.

Lateral underground development in Q3 has accelerated. Extensive focus on productivity gains on the most critical development areas over the past five months has reaped substantial improvements. In September, the team achieved a record 1,385 equivalent metres of lateral underground development.

As previously announced on July 15th, improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the Feasibility Study 2016 mine design. To address these risks, a number of mine design options are under consideration to complete the project.

Mine planning decisions regarding the first panel of mining, Panel 0, the mid-access drives, productivity inputs and ore pass locations continue and are expected to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study level, then scheduled and costed to form the Definitive Estimate, due in the second half of 2020. In the interim, underground development continues and we look forward to providing the market with any updates to the schedule and development capital spend as and when appropriate.

“We continue to focus on the development of an ultimate mine design that will deliver maximum value for Turquoise Hill shareholders. The development of a world-class ore body such as Oyu Tolgoi into a long life low cost tier 1 asset, requires a mine design that ensures the safety of our workforce while providing a foundation to mine this substantial ore body for decades to come. We continue to see a clear pathway to sustainable first production and will continue to work with Rio Tinto and the Government of Mongolia to bring this underground development project to a successful completion,” said Ulf Quellmann, Chief Executive Officer of Turquoise Hill.

Turquoise Hill Resources Ltd.	3680, 1 Place Ville-Marie, Montreal , Quebec Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2018	3Q 2018	4Q 2018	1Q 2019	2Q 2019	3Q 2019	1H 2019	1H 2018	Full Year 2018
Open pit material mined (‘000 tonnes)	22,792	22,523	22,863	23,943	24,408	24,844	48,351	45,923	91,310
Ore treated (‘000 tonnes)	10,164	9,652	9,361	9,255	10,394	10,040	19,649	19,725	38,738
Average mill head grades:
Copper (%)	0.48	0.51	0.55	0.57	0.46	0.37	0.51	0.50	0.51
Gold (g/t)	0.26	0.38	0.56	0.58	0.31	0.14	0.44	0.25	0.36
Silver (g/t)	1.17	1.19	1.22	1.25	1.20	1.03	1.23	1.24	1.22
Concentrates produced (‘000 tonnes)	178.8	179.8	189.0	210.1	180.6	131.3	390.7	356.1	724.9
Average concentrate grade (% Cu)	22.0	21.9	21.9	21.8	21.7	21.7	21.8	22.0	21.9
Production of metals in concentrates:
Copper (‘000 tonnes)	39.4	39.4	41.5	45.8	39.2	28.4	85.0	78.2	159.1
Gold (‘000 ounces)	50	77	117	120	72	25.6	192	92	285
Silver (‘000 ounces)	225	230	238	247	238	191	486	446	914
Concentrate sold (‘000 tonnes)	220.0	171.9	191.4	184.9	225.3	157	410.3	383.1	746.4
Sales of metals in concentrates:
Copper (‘000 tonnes)	46.1	36.0	40.2	38.5	46.6	32.4	85.1	80.4	156.7
Gold (‘000 ounces)	51	55	111	98	116	35.4	213	82	248
Silver (‘000 ounces)	250	201	216	200	245	207	445	456	873
Metal recovery (%)
Copper	79.7	80.9	84.8	83.8	80.2	75.1	82.2	79.6	81.4
Gold	59.8	64.7	71.7	70.1	63.6	54.7	68.2	57.6	65.2
Silver	58.4	62.8	67.1	63.2	59.2	56	61.2	56.4	60.9

Turquoise Hill Resources Ltd.	3680, 1 Place Ville-Marie, Montreal , Quebec Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

Roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, and statements regarding timing and status of underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	3680, 1 Place Ville-Marie, Montreal , Quebec Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

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